January 19, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 3561
 Washington, D.C. 20549

Re:              Navient Funding, LLC
Registration Statement on Form SF-3
File No. 333-208734

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Navient Funding, LLC (the “Registrant”) hereby requests that the effective date for the above-referenced Registration Statement on Form SF-3, which was filed on December 23, 2015 (the “Registration Statement”), be accelerated to, and that such Registration Statement will be declared effective on, January 21, 2016, by 5:00 p.m. (EST), or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of the Registration Statement, the Registrant acknowledges that (i) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing and (iii) the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

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Very truly yours,

NAVIENT FUNDING, LLC

By:	/s/ Somsak Chivavibul
Title:	President and Chief Financial Officer